Exhibit 100.8

NICE Interactions Paris 2019 to Elevate Personal Connections and Drive
Exceptional Customer Experiences

Customers and partners to share best practices for customer experience excellence via cloud, interaction analytics, process automation and workforce optimization

Hoboken, N.J., October 29, 2019 – NICE (Nasdaq: NICE) today announced the return of NICE Interactions Paris, its annual conference, which will be held on November 12, 2019, in one of the city's most prestigious venues, the InterContinental Paris - Le Grand. A complimentary event for NICE's customers, partners and prospects, Interactions Paris will feature a keynote address from Thierry Marx, one of France’s most esteemed chefs, with two Michelin stars since 1999, as well as John O'Hara, President of NICE EMEA. To be held along the theme of ‘Personal Connections Elevated’, the event will feature customers such as SOLVAY and Webhelp who will share their insights for success in improving and sustaining unparalleled levels of customer satisfaction. To register, please click here.

Attendees will be able to discover the latest innovations in the showcase area, which will include the wide range of NICE solutions, such as Interactions Analytics, Robotic Process Automation (RPA), Real-Time Authentication (RTA), Workforce Management (WFM), Employee Engagement Management (EEM), Voice of the Customer (VoC) and CXone, the leading platform in the market for cloud customer experience. NICE Interactions Paris will also feature the 2019 CX Excellence Awards, the company's annual ceremony honoring organizations who have excelled in providing uncompromising customer experiences.

NICE is also pleased to welcome Orange Business Services and ATOS as Platinum Sponsors, Verizon, Novelis,  ABBYY, NXO and Sabio as Gold Sponsors as well as Ring Central as a Silver Sponsor of this year’s event.

“In an economy driven by customer experience, we are excited to once again highlight the path to excellence in customer service in 2019 via NICE Interactions Paris. This event illustrates our ongoing commitment to innovation and the creative implementation of our offering to drive ever-increasing levels of customer satisfaction combined with positive business outcomes in areas such as cloud, analytics, automation and workforce optimization,” said John O'Hara, President, NICE EMEA.

“We look forward to welcoming customers, partners and attendees who have a passion for customer and employee experience to this iconic event. This conference will provide valuable content around key themes that attendees can learn from and apply to immediately improve customer service and the bottom line,” O'Hara continued.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.